UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities
Exchange Act of 1934, or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the
Securities Exchange Act of 1934.

Commission File Number 001-11531

INDEPENDENT BANKSHARES, INC.
(Exact name of registrant as specified in its charter)

1617 Broadway Lubbock, Texas 79408 (806) 749-1850
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.25 per share (Commission File No. 0-10196)(1)
8.50% Cumulative Trust Preferred Securities of Independent Capital Trust,
Stated Value $10.00 (Commission File No. 001-11531)(2)
8.50% Subordinated Debentures of Independent Bankshares, Inc. (Commission File No. 001-11531)(2)
Guarantee of Independent Bankshares, Inc. with respect to Preferred Securities (Commission File No. 001-11531)(2)

(Title of each class of securities covered by this Form)

NONE

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock, par value $0.25 per share:

1

8.50% Cumulative Preferred Securities of Independent Capital Trust, Stated Value $10.00:

0

8.50% Subordinated Debentures of Independent Bankshares, Inc.:

0

Guarantee of Independent Bankshares, Inc. with respect to Preferred Securities:

0

Pursuant to the requirements of the Securities Exchange Act of 1934, Independent Bankshares, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	September 25, 2003

/s/ Don E. Cosby
		By:	Don E. Cosby, Executive Vice President and CFO

(1)	All of the Common Stock of registrant is held by State National Bancshares of Delaware, Inc.
(2)	These securities were redeemed in full on September 22, 2003.